UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42133

Rectitude Holdings Ltd

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627
+65 6749 6647

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On January 2, 2025, Rectitude Pte Ltd, a subsidiary of the Company, entered into a sale and purchase agreement with SB (TND) Investment Pte Ltd to purchase a factory unit located on the 2nd storey of 2 Tampines North Drive 4, #02-04, Singapore 529434, with an estimated floor area of 179 square meters, for a purchase price of S$1,311,000.00. A copy of the sale and purchase agreement is filed as Exhibit 99.1 to this Form 6-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Sale and Purchase Agreement between SB(TND) Investment Pte Ltd
99.2	Rectitude Announces Property Acquisition to Support Strategic Expansion Across Singapore

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: February 19, 2025	By:	/s/ Jian Zhang
	Name:	Jian Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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